Vaxxinity, Inc.

1717 Main St, Ste 3388

Dallas, TX 75201

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Ms. Ada Sarmento

Mr. Jeffrey Gabor

Vaxxinity, Inc.

Registration Statement on Form S-1

File No. 333-260163

November 8, 2021

Dear Ms. Sarmento, Mr. Gabor:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Vaxxinity, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:30 p.m. (New York City time) on November 10, 2021, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

Please contact Joseph D. Zavaglia or Nicholas A. Dorsey, counsel to the Company, at 212-474-1724 or 212-474-1764, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. The Company hereby authorizes Mr. Zavaglia and Mr. Dorsey to orally modify or withdraw this request for acceleration.

Very truly yours,

Vaxxinity, Inc.

By:	/s/ René Paula Molina
	Name:	René Paula Molina
	Title:	General Counsel and Secretary